Exhibit 99.1

Annex D

Information on HC Realty Common Stock, HC Realty Series B Stock and Loan Agreement with HC Realty

Certain information concerning the Common Stock and 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) of HC Government Realty Trust, Inc. and the Loan Agreement, dated as of March 19, 2019, by and between HC Government Realty Holdings, L.P., as borrower, the Lenders party thereto (which lenders include HG Holdings, Inc.) and HCM Agency, LLC, as collateral agent (the “Loan Agreement”) is provided below.

Common Stock

Dividends

 Dividends on HC Realty common stock are subject to HC Realty’s ability to generate positive cash flow from operations. All dividends are further subject to the discretion of the board of directors of HC Realty. It is possible that HC Realty may have cash available for dividends, but its board of directors could determine that the reservation, and not distribution, of such to be in its best interest. Holders of HC Realty 7.00% Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”) are entitled to preferred returns before dividends are issued to holders of our common stock. At October 7, 2019, HC Realty had provided holders of its common stock with an annualized dividend of 5.5%, or $0.55 per share.

Liquidation Preference

No liquidation preference is provided for holders of HC Realty common stock. Upon the dissolution and liquidation of HC Realty, Series A Preferred Stock will receive a preference in the distribution of liquidation proceeds equal to any accrued and unpaid preferred returns. Following payment of any accrued but unpaid preferred returns to Series A Preferred Stock, liquidating distributions will be shared pari passu between our common stock and Series A Preferred Stock, subject to the right of our board of directors to designate the rights and privileges of HC Realty’s authorized but unissued preferred stock in the future.

Registrar, Transfer Agent and Paying Agent

Shares of HC Realty common stock will be held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer. Direct Transfer LLC l acts as HC Realty’s registrar and as the transfer agent for our shares.

Stockholder Voting

Subject to the restrictions on ownership and transfer of stock contained in HC Realty’s charter and except as may otherwise be specified in HC Realty’s charter, each share of common stock will have one vote per share on all matters voted on by stockholders, including election of directors. Holders of common stock will vote with holders of the Series A Preferred Stock on all matters to which holders of HC Realty common stock are entitled to vote.

Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director and except as set forth in the next paragraph.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. HC Realty’s charter provides for a majority vote in these situations. HC Realty’s charter further provides that any or all of its directors may be removed from office for cause, and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For these purposes, “cause” means, with respect to any particular director, conviction of a felony or final judgment of a court of competent jurisdiction holding that such director caused demonstrable material harm to us through bad faith or active and deliberate dishonesty.

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Each stockholder entitled to vote on a matter may do so at a meeting in person or by proxy directing the manner in which he or she desires that his or her vote be cast or without a meeting by a consent in writing or by electronic transmission. Any proxy must be received by HC Realty prior to the date on which the vote is taken. Pursuant to Maryland law and our bylaws, if no meeting is held, 100% of the stockholders must consent in writing or by electronic transmission to take effective action on behalf of HC Realty, unless the action is advised, and submitted to the stockholders for approval, by its board of directors, in which case such action may be approved by the consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders.

Series B Preferred Stock

In connection with the recapitalization transaction (the “Recapitalization”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, an “Investor” and collectively, the “Investors”), on March 14, 2019, HC Realty filed Articles Supplementary with the Maryland State Department of Assessments and Taxation (the “Series B Articles Supplementary”) to classify 2,050,000 shares of its preferred stock, a portion of which are as shares of Class B Preferred Stock to be purchased by Hale pursuant to the Recapitalization. The Series B Articles Supplementary became effective upon filing on March 14, 2019.

Holders of shares of the Series B Preferred Stock are entitled to receive cumulative cash dividends on the Series B Preferred Stock when, as and if authorized by the Board and declared by HC Realty, payable quarterly in arrears on each January 5th, April 5th, July 5th and October 5th of each year. From the date of original issue, HC Realty will pay dividends at the rate of 10.00% per annum of the $10.00 liquidation preference per share. Dividends on the Series B Preferred Stock will accrue and be cumulative from the end of the most recent dividend period for which dividends have been paid. With respect to priority of payment of dividends, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

If HC Realty liquidates, dissolves or winds-up, holders of shares of the Series B Preferred Stock will have the right to receive $10.00 per share of the Series B Preferred Stock, plus an amount equal to all accrued and unpaid dividends (whether or not authorized or declared) to and including the date of payment. With respect to priority of payment of distributions upon HC Realty’s s voluntary or involuntary liquidation, dissolution or winding up, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

The Series B Preferred Stock will automatically convert into common stock upon the occurrence of their initial listing of HC Realty common stock on any national securities exchange. As of the date of the listing event, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock in accordance with the conversion formula set forth in the Series B Articles Supplementary. Pursuant to the conversion formula, one share of the Series B Preferred Stock will convert to a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of $9.10 or the fair market value of the common stock. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series B Preferred Stock, at their option, may, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon exercise of this optional conversion right, a holder of Series B Preferred Stock will receive a number of shares of common stock in accordance with the same conversion formula referenced above.

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Subject to the preferential voting rights described below, the Series B Preferred Stock have identical voting rights as HC Realty common stock, with each share of Series B Preferred Stock entitling its holder to vote on an as converted basis, on all matters on which HC Realty common stockholders are entitled to vote. The Series B Preferred Stock, the Series A Preferred Stock and the common stock vote together as one class. So long as any shares of Series B Preferred Stock remain outstanding, in addition to the voting rights described above, HC Realty will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock voting together as a single class, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock. In addition, so long as any shares of Series B Preferred Stock remain outstanding, a majority of the members of the board of directors of HC Realty is to be elected by the holders of a majority of the outstanding shares of Series B Preferred Stock.

In addition, the holders of the Series B Preferred Stock have registration rights that are substantially similar to those granted to the holders of the Series A Preferred Stock.

Loan Agreement

In connection with the closing of the Recapitalization, on March 19, 2019, HC Realty , through the OP, the Investors and HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent, entered into a Loan Agreement (the “Loan Agreement”) pursuant to which certain of the Investors, as lenders (the “Lenders”) provided a $10,500,000 senior secured term loan to HC Realty (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (the “Mezzanine Debt”).

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt will accrue interest at a rate of fourteen percent (14%) per annum. Such interest will be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. HC Realty is required to repay all outstanding principal and any accrued but unpaid interest on or before March 19, 2022. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of HC Realty’s common stock.

The Mezzanine Debt is secured by a security interest in the accounts receivable and other personal property of the OP, HC Realty and its subsidiaries, including the OP’s ownership interest in its subsidiaries. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in HC Realty’s operating partnership, HC Government Realty Trust, L.P., a Delaware limited partnership, also entered into customary guaranty agreements related to the payment by and performance of the OP of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum fixed charge coverage ratio, limitations on incurrence of debt, liens, investments and mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the Mezzanine Debt and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, failure to pay other outstanding debt and HC Realty’s failure to maintain its REIT status. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable and allow the Agent to exercise all rights and remedies available to it as collateral agent including the foreclosure of all liens granted under the Loan Agreement.

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